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                                                                    EXHIBIT 3.74

                                     BYLAWS

                                       OF

                          BHC MONTEVISTA HOSPITAL, INC.

                  1. The annual meeting of shareholders for the election of directors and such other purposes as may be set forth in the notice of meeting shall be held at the time and place, within or outside the State of Nevada, fixed by the Board of Directors.

                  2. Special meetings of the shareholders may be held at any place within or outside the State of Nevada upon call of the Board of Directors, the Chairman of the Board of Directors, if any, the President, or the holders of ten percent of the issued and outstanding shares of capital stock entitled to vote.

                  3. The capital stock of the Corporation shall be transferred on the books of the Corporation by surrender of properly endorsed certificates therefor by the holders thereof or their duly authorized attorneys-in-fact.

                  4. The business of the Corporation shall be managed by a Board of Directors consisting of two (2) members. Vacancies in the Board of Directors, whether resulting from an increase in the number of directors, the removal of directors for or without cause, or otherwise, may be filled by a vote of a majority of the directors then in office, although less than a quorum. Directors may be removed for or without cause by the shareholders.

                  5. Regular meetings of the Board of Directors, if any, may be held without notice of the date, time, place or purpose of the meeting. Special meetings of the Board of Directors may be held at any place within or outside the State of Nevada upon call of the Chairman of the Board of Directors, the President or any two (2) directors, which call shall set forth the date, time and place of meeting. Written, oral, or any other mode of notice of the date, time and place of meeting shall be given for special meetings in sufficient time, which need not exceed two days in advance, for the convenient assembly of the directors. One-third of the number of directors of the Corporation then in office, but not less than two, shall constitute a quorum.

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                  6.       The Board of Directors shall elect a President a
Secretary and a Treasurer, and such other officers as it may deem appropriate. The President, Secretary, and any other officer so appointed by the Board of Directors are authorized to execute certificates representing shares of the Corporation's capital stock. Persons may hold more than one office. Officers shall have the authority and responsibilities given them by the Board of Directors, and each officer shall hold office until his successor is elected and qualified, unless a different term is specified by the Board of Directors.

                  7. By resolution adopted by the greater of (i) a majority of the directors of the Corporation then in office when the action is taken; or (ii) the number of directors required by the Articles of Incorporation or Bylaws to take action, the directors may designate from among their number one or more directors to constitute an Executive Committee and other committees, each of which, to the extent permitted by law, shall have the authority granted it by the Board of Directors.

                  8. The Bylaws of the Corporation may be amended or repealed, and additional Bylaws may be adopted, by action of the Board of Directors or of the shareholders, but any Bylaws adopted by the Board of Directors may be amended or repealed by the shareholders.

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